UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-182072

Patagonia Gold Corp.

(Exact name of registrant as specified in its charter)

Av. Libertador 498 P.26 Argentina C.A.B.A

Telephone: (+5411) 52786950

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares (without par value)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities) ☒	Rule 12h-6(d) (for successor registrants) ☐

Rule 12h-6(c) (for debt securities) ☐	Rule 12h-6(i) (for prior Form 15 filers) ☐

Part I

Item 1: Exchange Act Reporting History

A.	Patagonia Gold Corp. (“Patagonia”) first became subject to the duty to file reports with the Securities and Exchange Commission (“SEC” or “Commission”) upon completion of the reverse merger of Patagonia Gold Plc with Hunt Mining Corp. (“Hunt”) by way of a share for share exchange offer under a Scheme of Arrangement that was effective on or about July 22, 2019. In connection with such transaction, Hunt changed its name to “Patagonia Gold Corp.” Hunt first became subject to the duty to file reports with the SEC upon the effectiveness of its Registration Statement on Form F-1 (“F-1”) on or about August 29, 2014.

B.	Patagonia has filed with the Commission all reports required under Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in the 12 months preceding the filing of this Form, including at least one (1) annual report under Section 13(a) of the Exchange Act.

Item 2: Recent United States Market Activity

Since the distribution first covered by Hunt’s F-1, Patagonia has not sold securities in the United States pursuant to a registered offering.

Item 3: Foreign Listing and Primary Trading Market

A.	The primary trading market for Patagonia’s common shares is the Toronto Stock Exchange – Venture tier (“TSX-V”), located in Toronto, Ontario, Canada. The symbol for its common shares on the TSX-V is “PGDC”. The TSX-V constitutes the primary trading market for Patagonia’s common shares. Patagonia’s common shares were previously quoted on the OTCQB Venture Market until delisting in June 2019.

B.	Patagonia’s common shares have been listed on the TSX-V since July 24, 2019. Patagonia has maintained a listing of its common shares on the TSX-V for at least the 12 months preceding the filing of this Form 15F.

C.	During the recent 12-month period beginning November 30, 2021 and ending November 30, 2022 trading on the TSX-V in Canada constituted 97.33% of the trading of the Company’s common shares.

Item 4: Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are November 30, 2021, and November 30, 2022.

B.	The average daily trading volume of Patagonia’s common shares in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the following table:

	United States	Worldwide	Total
Traded as Common Shares	2,265	82,536	84,801

C.	The average daily trading volume of Patagonia’s common shares in the United States as a percentage of the average daily trading volume for the common shares on a worldwide basis for the period described in Item 4.A was 2.67%.

D.	Patagonia’s has never delisted its common shares from a national securities exchange in the United States.

E.	Not applicable.

F.	Patagonia used trading volume information with respect to trading on TSX-V and regarding over-the-counter trades in the United States from MarketWatch and Yahoo Finance.

Item 5: Alternative Record Holder Information

Not applicable.

Item 6: Debt Securities

Not applicable.

Item 7: Notice Requirement

A.	Patagonia published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on December 13, 2022.

B.	The notice was disseminated in the United States by GlobeNewswire. In addition, the notice is attached as Exhibit 10.1 to this Form 15F.

Item 8: Prior Form 15 Filers

Not applicable.

Part II

Item 9: Rule 12g3-2(b) Exemption

Current information on Patagonia as required under Rule 12g3-2(b)(1)(iii) will continue to be available on SEDAR at www.sedar.com and on its Internet website at https://patagoniagold.com/. All such disclosure is in English.

Part III

Item 10: Exhibits

Exhibit 10.1	Notice pursuant to Rule 12h-6(h) under the Exchange Act, dated December 13, 2022.

Item 11: Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Patagonia Gold Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Patagonia Gold Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: December 13, 2022

PATAGONIA GOLD CORP.

	BY:	/s/ “Christopher van Tienhoven”
Christopher Van Tienhoven
Chief Executive Officer